NEW ACCOUNT APPLICATION

Use this New Account Application to open an individual, joint, UGMA/UTMA, trust, or corporate account. If you have any questions about completing this form.

IMPORTANT:
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will be asked for your name, date of birth (for a natural person), your residential address or principal place of business, and mailing address, if different, as well as your Social Security Number or Taxpayer Identification Number. Additional information is required for corporations, partnerships and other entities. Applications without such information will not be considered in good order. The Fund reserves the right to deny an application if it is not in good order. Please note that the value of your account may be transferred to the appropriate state if no activity occurs in the account within the time period specified by state law.

MAILING INSTRUCTIONS

Please send completed form to:

Regular Mail Delivery

SharesPost 100 Fund
PO Box 2175
Milwaukee WI 53201-2175

Overnight Delivery

SharesPost 100 Fund
C/O UMB Fund Services, Inc
803 W Michigan Street
Milwaukee WI 53233

PART I: OWNER INFORMATION

❑ **Individual** or ❑ **Joint*** *(may not be a minor)*

Name: _____ Taxpayer ID Number: _____

Residence Address: _____

Mailing Address: _____

Primary Phone: _____ Email Address: _____

Date of Birth: _____

*fill out section below if joint account

Name: _____ Taxpayer ID Number: _____

Residence Address: _____

Mailing Address: _____

Primary Phone: _____ Email Address: _____

Date of Birth: _____

❑ **Uniform Gift/Transfers to Minor Account (UGMA, UTMA)**

Minor Name: _____ Minor Taxpayer ID Number: _____

Minor Residence Address: _____

Minor Date of Birth: _____

Custodian Name: _____ Custodian Taxpayer ID Number: _____

Custodian Residence Address: _____

Custodian Mailing Address: _____

Custodian Primary Phone: _____ Custodian Email Address: _____

Custodian Date of Birth: _____

Choose from one of the following:

❑ Trust   ❑ C-Corporation   ❑ S-Corporation   ❑ Partnership   ❑ Government   ❑ Other Entity: _____

❑ **LLC Classified for tax purposes by one of the following:** ❑ Partnership ❑ S-Corporation ❑ C-Corporation

Trust instrument or other organization documentation required.

Name of Trust/Corp/Entity: _____   Date of Trust: _____

Trust/Corp/Equity Tax ID Number: _____

Mailing Address: _____

Trustee: _____   Trustee Tax ID Number: _____

Residence Address: _____

Mailing Address: _____

Primary Phone: _____   Email Address: _____

Date of Birth: _____

Additional Trustee: _____   Additional Trustee Tax ID Number: _____

Residence Address: _____

Mailing Address: _____

Primary Phone: _____   Email Address: _____

Date of Birth: _____

PART II: DUPLICATE ACCOUNT STATEMENT

❑ **Yes, please send duplicate statements to:**

Name: _____

Mailing Address: _____

City: _____   State: _____   Zip: _____

PART III: PAYMENT METHOD

You can open your account using any of these methods. The minimum initial purchase for each fund is $2,500 Please check your choice:

❑ **By Check**   Enclose a check payable to SharesPost 100 Fund for the total amount.

❑ **By Wire**   For wire instructions call _____.

PART IV: INVESTMENT SELECTION

Name of Investment	Share Class (if applicable)	Allocation
1.		$_____
2.		$_____
3.		$_____
		TOTAL: $_____

❑ Addendum attached for additional investment selections. If you need additional space to make investment selections, attach a separate sheet that includes all of the information requested above. Sign and date the sheet.

PART V: RIGHT OF ACCUMULATION

❑ I would like to use the combined assets in the following account(s) _____ to qualify for reduced sales charges. (Certain eligibility guidelines may apply.)

PART VI: LETTER OF INTENT

❑ I plan to invest over a 13 month period a total of at least: (Check only one box)
    ❑ $50,000   ❑ $100,000   ❑ $500,000   ❑ $1,000,000 or more   ❑ I am already investing under an existing letter of intent.

If you intend to invest a certain amount over a 13 month period, you may be entitled to reduced sales charges on your purchases.* If the amount indicated is not invested within 13 months, regular sales charge rates will apply to shares purchased and any difference in the sales charge owed versus the sales charge previously paid will be deducted from escrowed shares. Please refer to the prospectus for terms and conditions.

*   A contingent deferred sales charge may apply to proceeds of certain shares redeemed within 18 months of purchase. Please refer to the prospectus for complete terms and conditions.
❑ Process the enclosed purchase for NAV purchases. I certify that this account is eligible to purchase shares at NAV according to the terms set forth in the fund prospectus, and I have completed, if necessary, any required documentation.

PART VII: DIVIDEND AND CAPITAL GAINS INSTRUCTIONS
All dividends will be reinvested unless one of the following is checked.

❑ Send all dividends and capital gains to the address in Part I.
❑ Send all dividends and capital gains to the bank listed in Part IX.

PART VIII: COST BASIS ELECTION
The Fund is responsible for tracking and reporting to the IRS your realized gains and losses on covered shares. In general, these are shares acquired on or after Jan. 1, 2011.

The Fund's **default** tax lot identification method is **FIFO (first-in, first-out)**, which means the first Fund shares you acquire are the first Fund shares sold. You may choose another method below. **Note: IRS Regulations do not permit the change of the method on a settled trade.**

❑ I choose the funds default method of FIFO
❑ I choose a method **other** than FIFO (select a method below)
        ❑ HIFO –Highest in, First Out
        ❑ LIFO – Last in, First Out
        ❑ Specific Identification
        ❑ Average Cost

If no option is selected above, your account will use the Fund's default method.

PART IX: ACCOUNT SERVICE OPTIONS
Automatic investment program *(The completion of this section is optional)* This option provides an automatic investment into your account by transferring money directly from your bank account via ACH (Automated Clearing House) on a scheduled basis. The automatic investment program may require a minimum deposit. Other account restrictions may also apply. Please provide all of your bank account information AND attach a voided check or deposit slip.

Frequency:
Choose one*: ❑ Monthly or ❑ Quarterly **Choose one*:** ❑ 5th ❑ 10th ❑ 15th ❑ 20th or ❑ 25th   Begin date (month/year): _____

*If no time frame or date is specified investments will be made monthly on the 15th. Your first automatic investment will occur no sooner than 15 days after receipt of this application

Investment Information:
Fund Name: _____   Amount ($): _____

Bank Account Information Provide information about your checking or savings account to establish an automatic investment program by ACH. Please select one of the following:

❑ Attach a voided check or deposit slip for your bank account. *Please use tape; do not staple*.

❑ Provide information about your bank account below.

Enter your checking or savings account information: Account Type: ❑ Checking ❑ Savings

Name: _____

Name of Bank: _____ Bank's Phone Number: _____

Bank Address: _____ ABA Routing Number: _____

City: _____ State: _____ Zip Code: _____

Name(s) on Bank Account: _____ Bank Account Number: _____

```
John and Jane Doe                                    1003
123 Any Street
Anytown, USA 12345          Date _____

PAY TO THE              Tape your voided check or preprinted
ORDER OF _____             deposit slip here.
                                                        $ [        ]
_____       Please do not use staples.        _____ DOLLARS

BANK NAME
BANK ADDRESS

MEMO _____        _____
```

Telephone Transactions This option provides the ability to conduct purchase and redemption transactions by telephone. You will automatically be granted telephone redemption privileges unless you decline them by checking below. If you decline, you will be required to submit a Medallion signature guaranteed letter of instruction signed by all registered account owners to add telephone transaction privileges in the future.

❑ I decline telephone redemption privileges. All requests to redeem shares from this account must be submitted in writing.

PART X: FOR DEALER USE ONLY

If dealer information is included in this section, your purchase will be made at the public offering price, unless otherwise instructed.

Representative's Full Name: _____

Representative's Signature: _____ Date: _____

Financial Institution Name: _____

Mailing Address: _____ Representative's Branch Office Telephone Number: _____

City: _____ State: _____ Zip: _____

Dealer Number: _____ Branch Number: _____ Representative Number: _____

PART XI: DOCUMENTATION OPTIONS

We generally deliver a single copy of most annual and semi-annual reports and prospectuses to investors who share the same address and last name. By signing this application, you consent to the delivery of one report and prospectus to the same address unless you indicate otherwise below. You have the right to revoke this consent at any time by calling or writing the Fund at the telephone number or address shown on the first page. The Fund will begin sending you individual copies of these mailings within 30 days after you revoke your consent.

❑ I want to receive individually addressed investor documents at the same address.

PART XII: PRIVACY NOTICE

The Funds collects non-public information about you from the following sources:
- Information we receive about you on the application form or other forms;
- Information you give us orally; and/or
- Information about your transactions with us or others.

We do not disclose any non-public personal information about our shareholders or former shareholders without the shareholder's authorization, except as permitted by law or in response to inquiries from governmental authorities. We may share information with affiliated and unaffiliated third parties with whom we have contracts for servicing the Fund. We will provide unaffiliated third parties with only the information necessary to carry out their assigned responsibilities. We maintain physical, electronic and procedural safeguards to guard your non-public personal information and require third parties to treat your personal information with the same high degree of confidentiality. In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your non-public personal information would be shared by those entities with unaffiliated third parties.

PART XIII: ACKNOWLEDGEMENT AND SIGNATURE *Note: This application will not be processed unless signed below by all account owners/trustees. For UGMA/UTMAs, the custodian should sign.*

By signing below:

● I certify that I have received and read the current Prospectus and Privacy Notice of the Fund in which I am investing and agree to be bound by its terms and conditions. I certify that I have the authority and legal capacity to make this purchase and that I am of legal age in my state of residence.

● I authorize the Fund and its agents to act upon instructions (by phone, in writing or other means) believed to be genuine and in accordance with the procedures described in the Prospectus for this account. I agree that neither the Funds nor the transfer agent will be liable for any loss, cost or expense for acting on such instructions.

● I certify that I am not a Foreign Financial Institution as defined in the USA Patriot Act.

By completing Part IX and signing below:
I authorize credits/debits to/from the bank account referenced in conjunction with the account options selected. I agree that the Fund shall be fully protected in honoring any such transaction. I also agree that the Fund may take additional attempts to credit/debit my account if the initial attempt fails and I will be liable for any associated costs. All account options selected (if any) shall become part of this application and the terms, representations and conditions thereof.

Under penalty of perjury, I certify that:
1. The Social Security Number or Taxpayer Identification Number shown on this application is correct.

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

3. I am a U.S. person (including a U.S. resident alien).

Note: Cross out item 2 if you have been notified by the IRS that you are currently subject to backup withholding.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Owner, Trustee or Custodian: _____ Date: _____

Signature of Joint Owner, Trustee or Custodian: _____ Date: _____

Additional Owner's Signature (if applicable): _____ Date: _____